WOODSIDE
AUSTRALIAN ENERGY

02 JUL 24 AM 10:45

2 July 2002

02042802

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Appendix 3Y - Change of Director's Interest Notice for John Howard Akehurst, lodged with the Australian Stock Exchange ("ASX") on 1 July 2002; and
- Stock Exchange and Media Release in relation to the sale of shareholding in Pulse Energy and Edgecap, lodged with the ASX on 2 July 2002.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

dlo 7/24

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Woodside Petroleum Ltd**
ABN	**55 004 898 962**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Howard Akehurst**
Date of last notice	**22 January 2002**

Part 1 - Change of Director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct (Subject to Woodside Employee Share Plan Rules)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	10 May 2002
No. of securities held prior to change Note: This number should equal the number in the "No. of securities held after change" box in your last Appendix 3Y notice.	583,877 Ordinary shares pursuant to the Woodside Employee Share Plan 2,300 Ordinary shares - David and Diana Smeeton - associate interest (mother and father in-law)
Class	Ordinary
Number acquired	73,101 ordinary shares
Number disposed	n/a
Value/Consideration **Note: If consideration is non-cash, provide details and estimated valuation**	$13.9851 per share or $1,022,324.60 (total)
No. of securities held after change	656,978 Ordinary shares pursuant to the Woodside Employee Share Plan 2,300 Ordinary fully paid shares - David and Diana Smeeton – associate interest (mother and father in-law)

See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Woodside Employee Share Plan

Part 2 – Change of Director's interests in contracts

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

2 July 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Sale of Shareholding in Pulse Energy

Woodside, together with the other shareholders of Pulse Energy Pty Ltd and EdgeCap Pty Ltd, has today announced the sale of Pulse Energy and EdgeCap to AGL. The attached joint release from the shareholders has been sent to the Australian Stock Exchange.

After Pulse's repayment of external financing, the amount received by Woodside from the sale of its interests in Pulse and EdgeCap will not be materially different from the book value of those investments.

KAREN LANGE
Company Secretary

Media Release

UNITED ENERGY

WOODSIDE
AUSTRALIAN ENERGY

2 July 2002

SHAREHOLDERS ANNOUNCE SALE OF PULSE AND EDGECAP

Pulse Energy shareholders United Energy (25%), Energy Partnership (25%), Shell Australia (40%) and Woodside Energy (10%) and the EdgeCap shareholders United Energy (50%), Shell Australia (40%) and Woodside Energy (10%) today announced the sale of Pulse and EdgeCap to AGL for $842.4 million. The transaction is expected to be completed by 31 July, 2002.

The transaction also includes the sale of United Energy's back office business, Utili-Mode, to AGL for an additional $37.6 million. Utili-Mode is wholly-owned by United Energy.

Pulse Energy is one of the largest retailers of electricity and gas in Victoria with approximately 1.1 million customer accounts. Pulse services approximately one-third of the Victorian energy retailing market.

ENDS

United Energy Media:
Paul Bird
Manager Corporate Communications
Phone: (+61 3) 9222 8520
Mobile: 0414 247 794
Fax: (+61 3) 9222 9161
e-mail: pbird@ue.com.au

Shell Media:
Helen Morgner
External Affairs Officer
Phone: (+613) 9666 5501
Mobile: 0409 004 814
Fax: (+613) 9666 8735
e-mail:
helen.lf.morgner@shell.com.au

Woodside Media:
Niegel Grazia
External Affairs Manager
Phone: (+618) 9348 6663
Mobile: 0417 930 795
e-mail:
niegel.grazia@woodside.com.au